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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 11-K


            (Mark One)
                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________



                         COMMISSION FILE NUMBER: 1-6388
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            A. Full title of the plans and the address of the plans,
               if different from that of the issuer named below:


                     R. J. REYNOLDS CAPITAL INVESTMENT PLAN

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                  R. J. REYNOLDS TOBACCO COMPANY IN PUERTO RICO



            B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:


                      R.J. REYNOLDS TOBACCO HOLDINGS, INC.
                              401 NORTH MAIN STREET
                          WINSTON-SALEM, NC 27102-2866


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                              REQUIRED INFORMATION

1.       Not applicable.

2.       Not applicable.

3.       Not applicable.

4. The R. J. Reynolds Capital Investment Plan, referred to as the Capital Investment Plan, and the Savings and Investment Plan for Employees of
         R. J. Reynolds Tobacco Company in Puerto Rico, referred to as the Savings and Investment Plan, are subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedule, as required, of the Capital Investment Plan and the Savings and Investment Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 and
         Exhibit 99.2, respectively, to this report.


Exhibits:

23.1     Consent of KPMG LLP.

99.1 Audited financial statements of the Capital Investment Plan for the years ended December 30, 2001 and 2000.

99.2 Audited financial statements and supplemental schedule of the Savings and Investment Plan for the years ended December 30, 2001 and 2000.

                                    SIGNATURE

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    R. J. REYNOLDS CAPITAL INVESTMENT PLAN



Date:  June 14, 2002                /s/ McDara P. Folan, III
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                                    McDara P. Folan, III
                                    Secretary, RJR Employee Benefits Committee



                                    SAVINGS AND INVESTMENT PLAN FOR
                                      EMPLOYEES OF R. J. REYNOLDS TOBACCO
                                      COMPANY IN PUERTO RICO



Date:  June 14, 2002                /s/ McDara P. Folan, III
                                    --------------------------------------------
                                    McDara P. Folan, III
                                    Secretary, RJR Employee Benefits Committee

                                  EXHIBIT INDEX


Exhibits


23.1     Consent of KPMG LLP.

99.1 Audited financial statements of the Capital Investment Plan for the years ended December 30, 2001 and 2000.

99.2 Audited financial statements and supplemental schedule of the Savings and Investment Plan for the years ended December 30, 2001 and 2000.